

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 20, 2007

<u>via U.S. mail and facsimile</u>

William M. Barrett, Chief Executive Officer
Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957

RE: Neenah Foundry Company
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 15, 2006
File No. 333-28751-03

Dear Mr. Barrett:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Management's Discussion and Analysis, page 24

Results of Operations, page 26

1. In future filings please provide additional detail in your discussion of results of operations and quantify the impact of the underlying reasons discussed. For example, you disclose on page 27 that net sales for the year ended September 30, 2005, were 20.2% higher than the year ended September 30, 2004, but you do not quantify the impact each component contributed to this increase.

   Furthermore, this is also applicable to your discussion of liquidity and capital resources. For example, on page 30 you discuss the decrease in net cash provided by operating activities during fiscal 2006. However, you do not provide a meaningful discussion as to what caused the decrease in accrued liabilities or material changes in other operating assets or liabilities. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm

Liquidity and Capital Resources, page 28

2. We note your use of Adjusted EBITDA as a liquidity measure. In future filings please disclose the amount or limit required for compliance with your covenants as required by Question 10 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.* Additionally, please tell us why you believe it to be more appropriate to reconcile your non-GAAP measure to net income rather than cash flows from operations.

Critical Accounting Estimates, page 32

3. Please expand your discussion of the discount rate used to determine the projected benefit obligation of your pension plans. Explain how you determined the timing and amount of cash outflows related to the bonds included in the Moody's Average AA Corporate Bonds index matches your estimated defined benefit payments.

Note 4 – Intangible Assets, page 56

4. Given the materiality of amortization expense to your operating expenses and income, in future filing please separately disclose the asset life for customer lists, tradenames and other intangible assets. We note your general disclosure on page 53 that your identifiable intangible assets are amortized on a straight-line basis

over the estimated useful lives of 10 to 40 years. Based on this disclosure it is still unclear what the asset lives are for your intangible asset groups.

Note 6 – Commitments and Contingencies, page 59

5. It appears from your disclosure on page 60 that you recorded an accrual related to a disputed claim from an investment bank for $3,340. In future filings please disclose the amount of the accrual.

Note 9 – Segment Information, page 68

6. In future filings please disclose goodwill by segment. Refer to paragraph 45 of SFAS 142 for guidance.

Note 10 – Subsidiary Guarantors, page 71

7. We note your disclosure that the guarantees are unconditional. However, the exception in paragraph (f) of Rule 3-10 of Regulation S-X requires the guarantees to be full and unconditional.   Please tell us and disclose in future filings whether the guarantees are full and unconditional. Refer to Rule 3-10 (f)(2) and 3-10(i)(8) of Regulation S-X for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief